EXHIBIT 4.2

Option Purchase Agreement

CD38-GEAR-NK(Auto)

This CD38-GEAR-NK(Auto) Option Purchase Agreement (the "Agreement") is made and entered into by and between VyGen-Bio, Inc., ("VyGen-Bio") and Coeptis Pharmaceuticals, Inc. ("Coeptis") and for good and valuable consideration the Parties agree as follows:

1)	Option. In consideration for Coeptis paying VyGen-Bio the Option Purchase Price as defined in Paragraph l(a), VyGen-Bio grants Coeptis the exclusive option to purchase the Co-Development Rights, as defined in Paragraph 3 (the "Co-development Rights") in the Co-development Asset, as defined in Paragraph 2 (the "Co-development Asset").

a)	Option Purchase Price. The Option Purchase Price shall be Five Hundred Thousand Dollars ($500,000.00) to be paid within ten (10) business days of the execution of this Agreement Failure to timely pay the Option Purchase Price in full shall result in the immediate termination of this Agreement. The Option Purchase Price shall be used by VyGen-Bio to: a) continue to develop pre clinical data regarding the Co-development Asset; b) advance IP protection, including filing a provisional patent application regarding the Co-development Asset, c) consult with Coeptis and support Coeptis due diligence activities, d) commit, enter into and fund unrestricted grants to Karolinska Institute ("KI"), it being understood that unrestricted grants allow KI broad discretion in the use the grant funds which may include activities outside of advancing the Co-development Asset, e) draft the definitive Co development Agreement and f) pay VyGen-Bio operating and overhead expenses, including shared services covered by VyGen Bio's majority shareholder, Vycellix, Inc.

b)	Option Terms and Exercise Price. The Option shall expire on December 31, 2021 (the "Option Term"). During the Option Term, Coeptis may exercise the Option as follows:

(i)	If on or before June 30, 2021, by paying to VyGe n-Bio Three Million Five Hundred Thousand Dollars ($3,500,000.00) with full credit being given to the Option Purchase Price of $500,000.00. If a patent application, including but not limited to a provisional patent application with prophetic information, describing the GEAR Technology Platform (the "Patent Application ") has not been filed by June 30, 2021, the Exercise Price described in this Subparagraph (i) shall continue in effect until the first to occur of the date on which the Patent Application has been filed or December 31, 2021 (the "Patent Filing Provision").

(ii)	If after both June 30, 2021 and the satisfaction of the Patent Filing Provision, but before December 31, 2021, by paying to VyGen-Bio Four Million Five Hundred Thousand Dollars ($4,500,000.00) with full credit being given to the Option Purchase Price of $500,000.00.

(iii)	If the Option is not exercised and the applicable exercise price is not paid on or before December 31, 2021, the Option shall automatically expire and Coeptis shall have no continuing right or option to acquire Co development Rights in the Co-development Asset.

(iv)	Upon payment of the Option Purchase Price, the Parties shall enter into a definitive Co-development Agreement incorporating the terms and provisions hereof to be fully executed upon the payment of the applicable Option Exercise Price.

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2.	Co-development Asset. VyGen-Bio has conceived of and is in the early stage of developing a platform technology referred to as Gene-Edited Antibody Resistant ("GEAR") cell therapy products (the "GEAR Technology Platform"). The GEAR Technology Platform is under development to potentially support numerous cell therapy products to be co-administered with targeted monoclonal antibodies ("mAbs"), which in the absence of the GEAR Technology Platform would otherwise be neutralized/eradicated by the mAb therapy. In short, the GEAR Technology Platform is under development to support a combination cancer therapy, which would otherwise not be possible or sub-optimal at best. The GEAR Technology Platform is initially being developed to modify Natural Killer cell-based therapies (NK cells) targeting cancers in combination with mAbs and potentially to modify Hematopoietic Stems Cells (HSCs) in combination with mAbs to improve bone marrow transplant outcomes in the treatment of a broad range of hematological malignancies.

The Co-development Asset is CD38-GEAR-NK(Auto) which is a product candidate based on the GEAR Technology Platform and is designed to protect CD38+ NK cells from destruction by anti-CD38 mAbs. The Co development Asset includes all potential CD38-GEAR-NK(Auto) applications that may be developed by VyGen-Bio that are matched to unique and separately marketed anti-CD38 m.Ab products. For clarity, the Co-development Asset covers the Gear Technology Platform only when targeting the CD38 receptor. The Co-development Asset(s) will be developed as an autologous natural killer cell-based product candidate that would be derived from the patient's NK cells gene-edited to facilitate therapy in combination with anti-CD38 mAbs and designed to minimize the risks and side effects from CD38+ NK cell fratricide. Potential indications could potentially include multiple myeloma, chronic lymphocytic leukemia, Waldenstrom's macroglobulinemia, primary systemic amyloidosis, mantle cell lymphoma, acute myeloid leukemia, NK cell leukemia, NK/T-cell lymphoma and plasma cell leukemia. The Co development Asset is an unproven product candidate based on the GEAR Technology Platform that is also in early development without complete proof of principal or IP protection and is subject to all of the risks associated with early-stage development. For clarity, the Co-development Asset(s) is limited to CD38-GEAR-NK(Auto) and neither the Option, the Co development Rights nor the Co-development Asset include any rights in or to the broader GEAR Technology Platform nor any product candidate that may currently or in the future be developed using the GEAR Technology Platform other than CD38-GEAR-NK(Auto). For additional clarity, the Co development Asset(s) is limited to autologous (patient specific) CD38 product candidates and does not include any allogeneic (off-the-shelf) CD38 product based on GEAR Technology Platform nor any rights or license to use VY-UC (an allogeneic technology) being developed by Vycellix, Inc., an affiliate of VyGen-Bio.

3.	Co-development Rights. Upon exercise of the Option and full and timely payment of the applicable Option exercise price, Coeptis shall have the following Co-development Rights in the Co-development Asset:

a.	50% interest in net revenue from product sales of the Co development Asset. Net product revenue means all royalties, and/or sales revenue actually collected by VyGen-Bio from the sale of the Co-development Asset less any discounts and/or rebates and less all related costs, including but not limited to costs of administration, sales, promotion, and manufacturing.

b.	50% interest in any license, sale, milestone, royalty and/or merger/acquisition revenue from the Co-development Asset less any related expense (the "Sale of an Interest in the Product"). For clarity, the Sale of an Interest in the Product described in this subparagraph (b) excludes all financing or equity-based transactions by VyGen-Bio, including but not limited to the sale of stock, warrants, options, notes or other securities, borrowings or other funding transactions. In the event that any such Sale of an Interest in the Product transaction also includes an interest in any asset in addition to the Co-development Asset (such as any asset based on the GEAR Technology Platform other than CD38-GEAR- NK(Auto), VyGen-Bio shall have full authority to exercise its discretion to allocate the proceeds between the Co-development Asset and the other assets included in the transaction using its fair commercial judgment.

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c.	Right to appoint 50% of the members of the Product Development and Commercialization Steering Committee (the "Steering Committee"). If the Steering Committee is deadlocked, the final determination shall be made by VyGen-Bio. It is anticipated that Development activities may be conducted at Karolinksa Institute, Stockholm, Sweden, and potentially through unrestricted grants to NextGenNK (based at Karolinska Institute) and/or other labs managed by affiliates of VyGen-Bio. The Co-development Asset is only one category of product candidate that may currently or in the future be developed by VyGen-Bio under the GEAR Technology Platform. Coeptis hereby waives any and all conflicts of interest arising from the foregoing.

d.	Prior to formal exercise of the Option and prior to expiration of the Option Term, VyGen-Bio may in its discretion at any time after August 31, 2021 buy back and terminate the Option (the "Buy Back") and the right to purchase an option to a second product candidate as described in Paragraph 4. VyGen-Bio may exercise the Buy-Back by providing Coeptis with written notice of its election to Buy-Back (the "Buy-Back Notice"). VyGen-Bio shall have thirty days following the Buy-Back Notice to pay to Coeptis One Million Dollars ($1,000,000.00), as the fun and complete Buy-Back fee. Following Buy-Back Notice, Coeptis shall have no continuing right or interest in or to either the Co-development Asset or the Second Product Candidate described in Paragraph 4 below.

4.	Right to Purchase a Second Product Candidate. In the event Coeptis fully exercises and timely pays the exercise price for the initial Option described in Paragraph 1, Coeptis shall have until December 31, 2021 to purchase the co-development rights as defined in Paragraph 3 to the Second Product Candidate by paying VyGen-Bio $3,500,000.00 (the "Purchase Price for the Second Product Candidate"). The Second Product Candidate will be an unproven, development-stage, autologous product candidate targeting a single receptor based on the GEAR Technology Platform as described in Paragraph 2 with the exception that the Second Product Candidate will cover a GEAR cell therapy candidate that has been modified to be resistant to an antibody-based therapy targeting a receptor other than CD38 ("the Second Product Candidate). The Second Product Candidate will be selected by VyGen-Bio in the exercise of its sole discretion. It is anticipated that VyGen-Bio will engage in development of potential products and potential product candidates based on the GEAR Technology Platform in addition to the Product Candidates covered by the initial Option and the Second Product Candidate and Coeptis shall have no rights or interest therein.

5.	Waiver of Potential Conflicts of Interest. Coeptis hereby acknowledges and waives all potential conflicts of interest that exist, or may in the future exist, included but are not limited conflicts that directly or indirectly relate to: (a) VyGen-Bio's ongoing and/or future development of additional applications of and/or product candidates based upon the GEAR Technology Platform other than CD38-GEAR-NK(Auto); (b) the use and payment for Shared Resources; (c) over-lapping officers and directors between the Company and Vycellix, Inc.; (d) the allocation of time, funding, grants, resources and development activities by Dr. Alici, Dr. Wagner and/or members of the Alici Lab; (e) the commitment, funding and/or use of "unrestricted" grants by VyGen-Bio to Kl and (e) all other current and future conflicts of interest. Coeptis acknowledges that neither VyGen-Bio nor Vycellix, Inc., nor their officers and/or directors, have made any commitment or promise to Coeptis with regard to: (i) Vycellix, Inc., providing any specific Shared Resource, development support or activity to VyGen-Bio; (ii) VyGen-Bio having any interest in or right to use or license any technology that is currently, or that in the future may be, owned and/or developed by Vycellix, Inc.; and/or (iii) any limitation upon the right and/or opportunity for VyGen-Bio and/or Vycellix, Inc. currently or in the future to develop products and/or technologies that directly or indirectly compete with the Co-development Asset.

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6.	Use of Name. Coeptis shall not refer to or use the name of VyGen-Bio, its officers or directors, or Vycellix, Inc. or Karolinska Institute without prior notice and written consent from the referenced party. In the instance of required government disclosures, consent will not be unreasonably withheld.

7.	Governing Law and Dispute Resolution. This Agreement and the Option hereunder is governed by the laws of the State of Florida and any dispute relating to this Agreement or any other dispute between the Parties shall be exclusively resolved by binding arbitration before the American Arbitration Association conducted in Tampa, Florida. The resolution by such arbitration shall be final and binding.

8.	Complete Agreement and Representations Included. This Agreement constitutes the entire agreement of the Parties and cannot be amended or altered except in writing executed by the Parties. Coeptis acknowledges that VyGen-Bio has exercised diligence and good faith in answering Coeptis' questions and that VyGen Bio has highlighted the early stage and risky nature of the Co-development Asset. Coeptis agrees that all representations and promises made by VyGen-Bio that Coeptis considered to be material to Coeptis' decision to enter into this Agreement are set forth herein.

(Signatures on Following Page)

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In Witness Whereof, the Parties execute this Agreement as of this 26th day of April 2021.

VYGEN-BIO, INC

[s] Douglas W. Calder Its: President

Douglas W. Calder

COIT PHARMACEUTICALS, INC

/s/ David Mehalick Its: CEO

Dave Mehalick

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